VIA U.S. MAIL AND FACSIMILE

October 14, 2008

Richard M. Ellery, Esq.
American United Life Insurance Company
One American Square
Indianapolis, IN 46206-0368

      Re: American United Life Insurance Company ("AUL" or "Company");
          AUL American Individual Variable Life Unit Trust ("Separate Account" or
          "Registrant"); Initial Registration Statement on Form N-6
          File Nos.: 811-08311 / 333-152925

Dear Mr. Ellery:

The staff has reviewed the registration statement referred to above, which the Commission received on August 11, 2008. We gave the registration statement a full review. The references in this letter are to the courtesy copy of the registration statement provided, which did not include page numbers.

1.   Fee Table: For any charge that is a certain amount per 1,000, please indicate of what the amount is; for instance, Face Amount or Account Value.

2.   Diagram of Contract: In the subsection titled, "Deductions . . . From Account Value," restate the sentence so that it is clear whether the $25.00 per month charge relates to all three charges mentioned or whether it is only intended to refer to the Administration charge.

3.   Premium Payments and Allocations: In the subsection titled, "Premium Payments to Prevent Lapse," the explanation of "grace period" is circular. Please explain what a grace period is more clearly, or definitively identify how the beginning and end of a grace period are determined.

4.   Death Benefit and Changes in Face Amount: In the "Changes in Face Amount" subsection, the third paragraph is difficult to follow. The discussion that begins by mentioning "increases to the Policy" is not understandable in that the prior paragraphs relate to increases in the Base Face Amount and/or Supplemental Face Amount, not

increases in Policy. The third paragraph's discussion of increases and decreases and how they are applied should be re-written in a clear, concise and understandable manner.

5.   Financial Statements, Exhibits, and Other Information: Financial statements, exhibits, and other information not included in the registration statement must be filed in a pre-effective amendment to the registration statement.

6.   Representation of Company: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me and in an amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6763; additionally, you may email me at scottpa@sec.gov, or transmit by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products